WILKIE FARR & GALLAGHERLLP	1875 K Street, N.W.
Washington, D.C. 20006-1238
Tel: 202 303 1000 Fax: 202 303 2000

September 11, 2006

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Trust
File Nos. 333-92935; 811-09729, Post-Effective Amendment No. 52

Dear Mr. O’Connor:

On behalf of iShares Trust, a Delaware statutory trust (the “Trust”), we are hereby filing Post-Effective Amendment No. 52 (“Amendment No. 52”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, and the Investment Company Act of 1940. Pursuant to Section 310 of Regulation S-T, Amendment No. 52 has been tagged to indicate the changes from the Trust’s Post-Effective Amendment No. 44 to its Registration Statement filed on May 17, 2006 (“Amendment No. 44”).

Amendment No. 52 is being filed to updated numerical information and make other nonmaterial changes as appropriate. Defined terms, unless otherwise defined herein, have the meanings given them in Amendment No. 44. Your comments are set out below in italicized text and each comment is followed by our response.

1.	Comment: Underlying Indices for the Funds: You asked whether Barclays Global Fund Advisors (“BGFA”) requested that the indices for iShares S&P Global Consumer Discretionary Index Fund, iShares S&P Global Consumer Staples Index Fund, iShares S&P Global Industrials Index Fund, iShares S&P Global Utilities Index Fund and iShares S&P Global Materials Index Fund (collectively, the “Sub-Sector Funds”) were specifically created for the Sub-Sector Funds or whether they already existed.

NEW YORK    WASHINGTON    DC    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

September 11, 2006

Response: The Registrant confirms that each of the Standard & Poor’s indices for the Sub-Sector Funds, were created, compiled, sponsored, and maintained by Standard & Poor’s, which is not affiliated with the Registrant.1

2.	You requested, citing Rule 38a-1 and no-action letters issued to the Investment Company Institute, that the SAI add a sentence to the “Determination of NAV” section stating that “the board periodically reviews the accuracy of the Funds’ fair value methodology.[2]”

Response: After considering your comment, the Registrant believes that the current disclosure is sufficient.

On a quarterly basis, the Trust’s Board reviews the accuracy of the Sub-Sector Funds’ fair value actions, but in accordance with Form N-1A, disclosure regarding this review is not required. The Funds’ procedures are reviewed at least annually as part of the Rule 38a-1 review.

3.	You requested, noting a Wall Street Journal article[3] regarding qualified dividends, that BGFA consider adding language to the “Qualified Dividend Income” section of the SAI stating that it is less likely for a fast growing ETF to pay out qualified dividends than a more established ETF.

Response: After considering your comment, the Registrant believes that the current disclosure is sufficient. In addition, the Registrant believes that the current tax disclosure adequately addresses the holding period and other factors that are required for Qualified Dividend Income. The Registrant also believes that its current disclosure regarding Qualified Dividend Income is consistent with current industry disclosure practices.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust acknowledges that staff comments or changes in disclosure in the Registration Statement in response to staff comments does not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions or comments with respect to Amendment No. 52, please contact me at 202-303-1124.

1	Pursuant to Inv. Co. Act Rel. No. 25078 (July 24, 2001).

2	In the Sub-Sector Funds’ SAI, it states that “In the event that current market valuations are not readily available or such valuations do not reflect current market values, the affected investments will be valued using fair value pricing pursuant to the pricing policy and procedures approved by the Board of Trustees.”

3	Dividends Can Make ETFs Less Tax Efficient, Wall Street Journal, (published, Oct. 4, 2005).

Very truly yours,

/s/    Benjamin J. Haskin

Benjamin J. Haskin

cc:	Margery K. Neale, Esq.
Adam Mizock, Esq.